Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Income (loss) from continuing operations	$1,368	$1,538	$(897)	$2,395
Additions:
Fixed charges
Interest expense	14,985	15,824	29,515	32,014
Capitalized interest	461	190	854	483
	15,446	16,014	30,369	32,497
Deductions:
Capitalized interest	(461)	(190)	(854)	(483)
Net loss attributable to noncontrolling interests	7	—	7	—
Adjusted earnings	16,360	17,362	28,625	34,409
Fixed charges (from above)	$15,446	$16,014	$30,369	$32,497
Ratio of earnings to fixed charges (1)	1.06	1.08	0.94	1.06
(1) Due to Washington REIT's loss from continuing operations during the 2014 Period, the earnings to fixed charges ratio was less than 1:1. Washington REIT must generate additional earnings of $1.7 million in the 2014 Period to achieve a ratio of 1:1.

Debt service coverage ratio:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income attributable to the controlling interests	$1,087	$5,263	105,641	$12,598
Additions:
Interest expense (1)	14,985	16,152	29,515	32,670
Real estate depreciation and amortization (1)	24,401	25,582	47,154	51,106
Income tax expense	71	24	71	24
Non-real estate depreciation	180	215	373	411
	39,637	41,973	77,113	84,211
Deductions:
Gain on sale of real estate (1)	(282)	—	(106,555)	(3,195)
Adjusted EBITDA	40,442	47,236	76,199	93,614
Debt service
Interest expense	14,985	16,152	29,515	32,670
Principal amortization	965	811	1,795	1,643
	$15,950	$16,963	$31,310	$34,313
Debt service coverage ratio	2.54	2.78	2.43	2.73
(1) Includes discontinued operations